SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET INCOME OF R$5.8 BILLION AND EBITDA OF R$6.6 BILLION IN 2008.

NET INCOME OF R$3.9 BILLION IN THE 4Q08 IS ALSO A RECORD

São Paulo, Brazil, March 29, 2009

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the fourth quarter of 2008 (4Q08), in accordance with Brazilian accounting principles, Law 11,638/07 and Executive Decree 449/08, and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter of 2007 (4Q07), unless otherwise stated. For reference purposes, amounts in U.S. dollars were converted into Reais at the Real/US Dollar exchange rate of R$2.337 on December 31, 2008.

Executive Summary

  Net revenue reached R$14.0 billion in 2008, 22% up on the previous year, a Company’s record. Net revenue in the 4Q08 was at R$3.4 billion, 12% more than in the 4Q07.
  Gross profit totaled R$7 billion in 2008, 47% up on 2007 and yet another record, accompanied by a gross margin of 50%, 8 p.p. higher than the previous year.
  EBITDA amounted to R$6.6 billion in 2008, 35% higher than in 2007 and yet another record, and the 4Q08 EBITDA achieved R$1.5 billion, a 20% year-on-year improvement.
  The 2008 EBITDA margin reached a substantial 47%, 5 p.p. more than the year before, while the 4Q08 margin reached 45%, 3 p.p. up on the 4Q07. CSN has consistently recorded EBITDA margins of above 40% for almost 8 years.
  Annual net income totaled R$5.8 billion, a new Company record and virtually double the 2007 figure. Fourth-quarter net income stood at R$3.9 billion, also a historical record and more than seven times the amount reported in the 4Q07.
  On December 30, 2008, the Company concluded the alienation of 40% of NAMISA to the Japanese-Korean consortium Big Jump Energy Participações. This transaction, one of the largest in the mining sector in recent times, increased cash by R$7.3 billion (US$3.08 billion) and had a R$4.0 billion impact on the 4Q08 results.
  Iron ore sales totaled 18 million tonnes in 2008, another Company record, 73% more than in 2007.
  Fourth-quarter mining net revenue accounted for 22% of the Company’s total revenue in the period.
  In 2008, the installed capacity of the Casa de Pedra Mine reached 21 million tonnes p.a., while the handling capacity of the TECAR iron ore export terminal reached 30 million tonnes p.a.
  In 2008, parent-company and consolidated sales of flat steel on the domestic market accounted for 92% and 85% of total sales volume, respectively. Consolidated sales to the domestic market totaled 4.16 million tonnes, 15% higher than in 2007.
  CSN’s annual market share of the domestic flat steel (hot-rolled, cold-rolled, galvanized and tin plate) increased to 39%, 5 p.p. up on 2007. The Company’s market share of the galvanized steel market for the construction, home appliances/OEM and distribution sectors stood at more than 80%.
  Net revenue per tonne in the domestic market averaged R$2,551 in the 4Q08, 36% higher than the R$1,872/tonne recorded in the 4Q07 and 4% more than the R$2,448/tonne reported in the previous quarter. Annual net revenue per tonne in the domestic market averaged R$2,205, 16% up on the R$1,893/tonne posted in 2007.
  In 2008, ROE (Return on Equity) and ROCE (Return on Capital Employed) came to 70% and 24%, respectively.

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Investor Relations Team
- IR Executive Officer: Otavio de Garcia Lazcano
On December 31, 2008	- Manager: David Moise Salama - +55 (11) 3049-7588
• Bovespa (CSNA3): R$ 29.00/share	- Specialist: Claudio Pontes - +55 (11) 3049-7592
• NYSE (SID): US$ 12.81/ADR (1 ADR = 1 share)	- Specialist: Fábio Romanin – +55 (11) 3049-7598
• Total number of shares= 793,403,838	- MKT and Communication: Chrystine Pricoli +55 (11) 3049-7591
• Market cap: R$ 22.0 billion/US$ 9.7 billion	- Analyst: Priscila Kurata - +55 (11) 3049-7526
- Trainee: Caio de Carvalho – +55 (11) 3049-7593
invrel@csn.com.br

Consolidated Highlights	4Q07	3Q08	4Q08	2007	2008	4Q08 X 4Q07 (Chg%)	4Q08 X 3Q08 (Chg%)	2008 X 2007 (Chg%)
Crude Steel Production (thousand t)	1,274	1,317	1,135	5,323	4,985	-11%	-14%	-6%
Sales Volume (thousand t)	1,412	1,265	906	5,378	4,891	-36%	-28%	-9%
Domestic Market	1,018	1,111	829	3,614	4,158	-19%	-25%	15%
Exports	394	154	77	1,764	733	-80%	-50%	-58%
Net Revenue per unit (R$/t)	1,742	2,421	2,582	1,775	2,163	48%	7%	22%
Financial Data (RS MM)
Net Revenue	3,013	4,029	3,389	11,441	14,003	12%	-16%	22%
Gross Profit	1,192	2,118	1,980	4,767	7,026	66%	-7%	47%
EBITDA	1,266	2,090	1,518	4,870	6,593	20%	-27%	35%
EBITDA Margin	42%	52%	45%	43%	47%	2.8 p.p.	(7.1) p.p.	4.5 p.p.
Net Income (R$ MM)	508	40	3,936	2,922	5,774	-	-	98%
Net Debt (R$ MM)	4,804	6,283	5,301	4,804	5,301	10%	-16%	10%

Economic and Steel Scenario

Brazil

The year of 2008 consisted of two highly distinct periods, which had impacts on the economy, consumption and, particularly, the productive sector. The first cycle, begun in 2004, lasted for the first nine months of 2008 and was characterized by the strong expansion of the local economy, thriving demand, record production levels and substantial GDP growth, among other exceptional growth factors. In the final quarter, however, there was a sudden and sharp deterioration of the markets, caused by the liquidity crisis that began in the USA and ended up affecting the entire global economy, including Brazil. As a result, the final months of the year were marked by rising unemployment, substantial reductions in demand, investment cuts and a big slowdown in the pace of economic growth, to which the Brazilian Federal Government responded with a package of fiscal measures designed to alleviate the impact of the crisis on the productive sector and final consumers.

The solidity of Brazil’s economic fundamentals was underlined when it closed the year with GDP growth of 5.1% . In the first quarter of 2009, however, activity and consumption look set to record a decline, chiefly due to the weak performance of the global economy and the reduction in domestic demand.

Despite the increase in commodity prices throughout the year, the IPCA consumer price index remained close to the upper limit of the inflationary target band, ending the year at 5.90% . In 2009, with demand slowing, it should be closer to the center of the band.

Nevertheless, the reduction in inflationary pressure and the shrinkage of loan operations, triggered by the liquidity crisis, were not enough to make the Brazilian Central Bank adopt a less conservative approach to interest rates in 2008. The institution, whose actions had been running counter to the global markets, maintained the SELIC base rate unaltered last year. At its first two meetings in 2009, however, it reduced the interest rate to 11.25% and we expect this downward trajectory to continue, given reduced consumption, the global crisis and the need to control inflation. The international crisis triggered a “herd instinct”, culminating in a massive foreign capital flight at the end of the year. However, Brazil’s foreign reserves of more than US$200 billion helped maintain the country’s sound fundamentals, thereby calming investor fears.

The dollar recorded its lowest levels against the Real for the last nine years in 2008, before moving up sharply as of September and closing the year at R$2.34.

The table below shows market expectations for the next two years, based on the Brazilian Central Bank’s Focus report:

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	2009	2010
IPCA consumer price index (%)	4.52	4.50
Commercial dollar (final) – R$	2.30	2.30
SELIC (%) – Base Rate	9.75	9.75
GDP (%)	0.59	3.50
Industrial production (%)	-1.59	4.00
                                                              Base: March 13, 2009

Another indicator of economic deceleration is the intermediate goods installed capacity use index, measured by the Getulio Vargas Foundation, which closed 2008 at 81.2%, versus 86.5% at the end of 2007.

Sector Performance

The vigorous performance of the steel sector in the first 10 months of 2008 pointed to a growth of 9% over the previous year, thanks to strong demand for steel products and successive price increases. As of November, however, demand fell abruptly, jeopardizing the manufacturers.

According to the IBS (Brazilian Steel Institute), crude steel production remained flat over 2007 at 33 million tonnes. However, if the economy had not suffered such a massive slowdown as it did in the last two months, all the flat steel consuming sectors, such as the auto, distribution, construction and home appliance / OEM industries, would have posted record figures.

The quarter-on-quarter comparison shows the effects of the shrinkage particularly vividly. In the 3Q08, crude steel output stood at 9.4 million tonnes; in the 4Q08, it came to 6.9 million tonnes, a 36% reduction.

Flat rolled production totaled 14.3 million tonnes in 2008, 9.5% down on 2007. In the 4Q08 flat rolled production came to 2.96 million tonnes, 23% lower when compared to 3Q08.

According to the INDA (Brazilian Steel Distributors’ Association), annual flat steel shipments and total sales fell 6% over the year before, to 17 million tonnes.

Segments

Construction: 2008 was very positive for the construction segment, especially in the first ten months, with preliminary figures indicating annual growth of 10%. According to SECOVI (Residential and Commercial Real Estate Association in the state of São Paulo), more than 35,000 properties were sold last year in the city of São Paulo alone. On the financing front, the banks made available R$20 billion of their savings accounts for mortgage funding through August. As of September, however, mortgage demand began to fall off, thanks to scarce liquidity and higher interest rates. Now, all eyes are on 2009, given that the Brazilian Federal Government has promised a construction incentive plan as part of its Growth Acceleration Program (PAC). In addition, the infrastructure works for the 2014 World Cup are set to begin in the second quarter of 2009.

Automotive Industry: even with the sharp fall in production in the final months of the year, the auto industry recorded annual growth of 8% in 2008 over the previous year. Vehicle production totaled 3.21 million units, the industry’s highest ever figure, and sales reached 2.82 million units, 14.5% up on 2007, putting Brazil in 5th place in the world sales volume rankings.

In the fourth quarter, however, production and licensing of vehicles fell 25% and 16% year-on-year respectively, as demand slowed in the wake of the economy. A recovery is expected in 2009, however, thanks to Government initiatives, including the cut in IPI tax (federal VAT) and the reduction in the base interest rate, which have already had a beneficial impact on auto demand in the opening months of 2009.

Agricultural Machinery: production in 2008 totaled 85,000 units, a new record and a hefty 30.7% up on the year before. Exports did exceptionally well, accounting for 35% of output.

The segment’s share of agribusiness GDP stood at 23.5% . The end-of-year drop in commodity prices was partially offset by the sharp surge in the dollar. However the outlook for agricultural production in 2009 is negative, especially for corn and soybean, which may jeopardize the agricultural machinery sector.

Home Appliances / OEM: sales volume moved up by 4% in 2008, mainly due to the slight upturn in the bulk of wages, which has a major impact on consumption. The Government is also studying a program to encourage people to change their refrigerators, which should boost sector sales.

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Distribution: according to the INDA, the distribution sector recorded annual sales growth of 12%, to 3.7 million tonnes in 2008, an excellent result.

In the 4Q08, however, distributors’ steel purchases dropped by 30% over the previous quarter, to 737,000 tonnes, while sales plunged by an even heftier 39% to 655,000 tonnes versus 3Q08.

As a result, distributor’s inventories closed the year at 2.7 million tonnes, 10% up on the end of the third quarter.

International Market

USA

The U.S. economy, which had been showing signs of weakening since the end of 2007, was exceptionally badly hit after the collapse of Lehman Brothers in September 2008. The strong decline in industrial output hampered demand from basic industry and raw material producers, while the credit squeeze and the upturn in systemic risk had an adverse impact on economic activity.

Aiming to inject liquidity into the economy, the FED reduced the base rate to one of its lowest levels in recent years, stipulating a fluctuation band of between 0 and 0.25% p.a. It also expanded liquidity instruments and increased protection for market agents.

In February, the U.S. government announced a financial stabilization plan intended to restore market confidence. The hopes of the new Government, the recently adopted measures, the historical behavior of the economy and the size of the potential market will be crucial in determining the economic recovery.

Given this scenario, steel demand fell by 25% in 2008. Lack of credit and consumer confidence had a direct impact on the destocking of steel products and distributors’ inventories began to fall slightly as of September.

Despite this reduction, however, prices continued to fall and hot-rolled coils closed the year at around US$540/t, 12% below the average for the last 5 years.

Capacity use also felt the effects of the downturn, falling from 90% in mid-year to 50% at the close as the industry sought to balance domestic market supply by cutting back on production. Such was the magnitude of these cuts that only 9 of the country’s 30 blast furnaces were operating at year-end.

According to the IISI (International Iron and Steel Institute), U.S. steel production totaled 91 million tonnes in 2008, 7.31% less than the year before.

Europe

The financial crisis spread through Europe in September and October and rapidly contaminated the real economy. Major banks, with portfolios full of worthless assets, appealed to their governments for help in order to reduce the systemic risk and the Euro countries and the UK responded by creating their own individual economic incentive packages.

GDP suffered its biggest setback in recent years, falling by 1.5% in the 4Q08, while industrial activity dropped by 8.8%, having already slipped by 1.5% in the 3Q08.

The European Central Bank has been reducing interest rates in an attempt to stimulate the economy. In October, the rate stood at 4.2% . Since October, it has cut the base rate no less than five times and it is now at 1.5%, its lowest level since the creation of the Euro.

The Euro countries are expected to recover more slowly than the other developed nations.

Inevitably, the steel sector suffered from the crisis. Auto production fell steadily throughout the year, reducing steel demand in the second half of 2008.

In order to prevent a price collapse, European producers cut output by 35%. Nevertheless, inventories remained high and there was additional pressure from imports, and prices reached their lowest levels at the beginning of 2009. With the recent reduction in freight charges, imported steel became more competitive than the local product in the 4Q08. Transport costs, which had peaked at $130/t, closed at just $10/t, favoring imports, especially from China. As freigth prices are expected to remain low, imports are likely to grow in 2009, weakening the European sector even more.

Asia

In the Asian market, all eyes are on China, where the Government introduced a US$586 million economic package to stimulate domestic consumption and encourage investments in infrastructure. As a result, steel production and consumption should receive a boost in 2009, keeping them close to 2008 levels.

The package should also benefit China’s economy as a whole, which began to slow in the second half. GDP growth totaled 9% in 2008, its lowest level for 5 years.

Of all the Asian economies, Japan experienced the worst pain and the country is now suffering its worst crisis since the post-war period. GDP shrank by 12.7% in the 4Q08 alone, chiefly due to the dependence on exports. In December, industrial production fell by 9% and exports dropped by 14%.

4

According to CRU Analysis, steel plate demand in China, which had been recording double-digit growth for some time, was in decline in the last two months of 2008 and annual steel consumption is estimated to have fallen by 17% due to dwindling demand in both the domestic and international markets.

Nevertheless, IISI figures show that Chinese steel production edged up by 1.7% in 2008 to more than 500 million tonnes. In Japan, however, it fell by 1.2% to 118 million tonnes.

With sluggish international demand and reduced domestic consumption, cutbacks in Chinese production were inevitable and falling prices forced the less efficient steelmakers to close their doors.

The economic incentive package, designed to stimulate domestic consumption and exports, will be crucial for the Chinese steel plants.

Production

CSN produced 5.0 million tonnes of crude steel in 2008, 6% down on 2007, and 1.14 million tonnes in the 4Q08, 14% less than the 3Q08 and 11% down year-on-year.

Annual rolled steel output totaled 4.5 million tonnes, a 9% reduction over the previous year, while fourth-quarter production came to 1.0 million tonnes, 16% and 25% less, respectively, than the 3Q08 and 4Q07.

The reductions were chiefly due to the Company’s production adjustments in the light of lower domestic demand and the decline in flat steel exports in the last quarter of 2008.

It is worth noting that, in addition to the semi-finished products made by the Presidente Vargas Steelworks, throughout the 4Q08, the Company made use of 181,000 tonnes of slabs and hot-rolled coils imported in mid-2008. With the change in the global economic scenario, however, CSN halted these imports.

Production (in thousand t)	4Q07	3Q08	4Q08	2007	2008	4Q08 x 4Q07	Change 4Q08 x 3Q08	2008 x 2007
Crude Steel (P Vargas Mill)	1,274	1,317	1,135	5,323	4,985	-10.9%	-13.8%	-6.3%
Purchased Slabs from Third Parties	0	19	132	25	151	-	-	-
Total Crude Steel	1,274	1,336	1,267	5,348	5,136	-0.5%	-5.2%	-4.0%

Rolled Products * (UPV)	1,298	1,146	928	4,955	4,451	-28.5%	-19.0%	-10.2%
HR from Third Parties Consumption	0	20	49	0	69	-	-	-
Rolled Products * (UPV)	1,298	1,166	977	4,955	4,520	-24.7%	-16.2%	-8.8%
* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

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Production Costs (Parent Company)

ANNUAL COSTS

CSN’s total steel production costs reached R$5.41 billion in 2008, R$665 million up on the previous year. Excluding the positive effect of the reversal of the revaluation reserve (Law 11,638/07) from production costs on the depreciation line, in the amount of R$316 million, total costs would have come to R$5.73 billion, 20% or R$980 million up on 2007 costs.

The main determining factors in this variation were:

Raw materials: increase of R$967 million, caused by:

- Coal: increase of R$305 million in costs, due to higher international prices;
- Coke: upturn of R$304 million, thanks to increased consumption and price hikes;
- Scrap: growth of R$32 million, basically due to higher consumption;
- Metals (aluminum, zinc and tin): reduction of R$203 million due to lower consumption and prices;
- Third-party slabs and hot-rolled coils: increase of R$449 million due to the use of imported slabs and hot-rolled coils;
- Other raw materials: upturn of R$80 million.

Labor: growth of R$51 million thanks to the pay rise in May/08 following the collective bargaining agreement.

General costs: overall decrease of R$15 million. Despite the reduction in total costs, it is important to point out here other increases and reductions in costs occurred in the period:
- Natural gas, electricity and fuel: rise of R$68 million, due to higher gas prices;
- Other general costs: decline of R$83 million due to the slide in annual production.

Depreciation: reduction of R$23 million, excluding the above-mentioned reversal of the revaluation reserve.

The graphs below show the variation in annual production costs, excluding the reversal of the revaluation reserve.

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4Q08 COSTS

In the 4Q08, steel production costs totaled R$1.53 billion, in line with the 3Q08 figure. As mentioned above, the 4Q08 production cost was directly impacted by the positive effect of the reversal of the revaluation reserve totaling R$316 million. Excluding this effect, 4Q08 production costs would have come to R$1.85 billion, R$313 million, or 20%, up on the 3Q08, as follows:

Raw materials – increase of R$346 million, explained by:

- Coal: upturn of R$151 million, due to higher international prices and the devaluation of the Real in the 4Q08;
- Coke: reduction of R$54 million thanks to the drop in consumption triggered by reduced 4Q08 production;
- Third-party slabs and hot-rolled coils: increase of R$327 million due to the use of imported slabs and hot-rolled coils;
- Pellets and scrap: respective reductions of R$20 million and R$ 25 million thanks to lower consumption;
- Metals (aluminum, zinc and tin): reduction of R$ 26 million due to lower consumption and prices.

Labor – a slight reduction of R$6 million in the 4Q08.

General costs – reduction of R$23 million thanks to the production slide.

Depreciation: reduction of R$4 million, excluding the above-mentioned reversal of the revaluation reserve.

The graphs below show the variation in quarterly production costs, excluding the reversal of the revaluation reserve.

Sales

Total Sales Volume

CSN recorded annual steel sales volume of 4.89 million tonnes, 9% less than in 2007.

Domestic sales and exports accounted for 85% and 15%, respectively, of the consolidated total and for 92% and 8%, respectively, of the parent-company total.

Fourth-quarter consolidated sales came to 906,000 tonnes, 28% down on the previous quarter. The domestic market absorbed 91% and 92%, respectively, of consolidated and parent-company volume in the last quarter of 2008.

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Domestic Market

Domestic market sales reached 4.16 million tonnes in 2008, 15% more than the previous year.

The 4Q08 sales stood at 829,000 tonnes, 19% down on the 4Q07 and 25% less than the 1.11 million tonnes recorded in the 3Q08.

The flat steel market in 2008 experienced two very different periods. The first, which lasted from January through October, was marked by strong demand from all sectors, especially the auto, construction and home appliance/OEM industries, which posted successive production and sales records.

As of November, however, various productive sectors slowed dramatically, in turn sharply reducing steel consumption.

Exports

Annual exports totaled 733,000 tonnes, 58% down on 2007, due to the Company’s strategy of prioritizing the domestic market until October and the reduction in international steel demand in the 4Q08.

It is worth noting that 87% of the annual total consisted of coated items, underlining the policy of concentrating on higher added-value products.

Fourth-quarter exports came to 77,000 tonnes, 50% down on the 3Q08 and 80% down year-on-year.

Market Shares and Product Mix

The Company’s share of the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) reached 39% in 2008, 5 p.p. higher than in 2007, led by the galvanized market for the construction, home appliance/OEM and distribution sectors, where CSN is the absolute leader, with a market share of more than 80%. In addition, coated products accounted for 47% of total volume in 2008.

Also in 2008, CSN had a 45% market share of the construction sector, 43% of the distribution market, 37% of the home appliance/OEM market, 21% of the auto market and a massive consolidated 99% share of the steel packaging market.

In terms of product type, the Company held 99%, 49%, 34% and 26% shares of the tin plate, galvanized, hot-rolled and cold-rolled segments, respectively.

The distribution sector was the biggest consumer, absorbing 42% of annual sales, followed by the automotive, packaging, construction and home appliance/OEM industries, with 18%, 14%, 13% and 12%, respectively.

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Prices

On the domestic market, net revenue per tonne averaged R$2,551 in the 4Q08, versus R$2,448 in the 3Q08. The 4% upturn reflected the more favorable sales mix in the last quarter.

Throughout 2008, CSN introduced three price increases, in March, May and July, giving the following total percentages:
Hot-rolled, 50%;
Cold-rolled, 38%;
Galvanized, 27%;
Tin plate, 12%.

Net export revenue per tonne in Reais in the fourth quarter increased by 18% over the 3Q08, chiefly due to the positive impact of the exchange variation on foreign shipments and the Company’s efforts in specific markets where the price slide was less pronounced.

Mining

  PRODUCTION

In terms of own iron-ore production and purchases from third parties, CSN reached the record level of 28.4 million tonnes in 2008, of which 18.8 million from Casa de Pedra, 5.0 million from NAMISA and 4.6 million from third parties.

In the 4Q08, own production plus acquisitions from third parties totaled 7.1 million tonnes, 5.3 million from Casa de Pedra, 1.1 million from NAMISA and 0.7 million from third parties.

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The table below shows CSN’s iron-ore production and third-party acquisitions in 2008:

Iron Ore Production			Change
(in million ton)	2007	2008	2008 x 2007
Self Production (Casa de Pedra)	15.0	18.8	25.0%
NAMISA Production*	2.4	5.0	108.0%
Purchases from Third Parties*	3.8	4.6	20.8%

Total Iron Ore (production and purchases)	21.3	28.4	33.6%

* Information on NAMISA considers 100% of CSN’s share interest up to November 30, 2008 and 60% as of December 1, 2008 due to the alienation of 40% of NAM ISA’s capital to the Japanese-Korean Consortium.

  SALES

Annual iron-ore sales, excluding own consumption came to 18.2 million tonnes, also a Company record, with exports accounting for 14.3 million tonnes, equivalent to 79% of the total. It is worth mentioning that the volume of iron ore shipped in 2008 was 180% up on the year before. Domestic sales came to 3.9 million tonnes, or 21% of the total.

On the other hand, the Presidente Vargas Mill absorbed 7.5 million tonnes in 2008.

Iron-ore sales in the 4Q08, excluding own consumption, amounted to 5.0 million tonnes. Exports stood at 3.9 million tonnes, equivalent to 77% of total quarterly volume, while domestic sales came to 1.1 million tonnes, or 23% of 4Q08 sales. The Presidente Vargas Steelworks absorbed 2.0 million tonnes in the fourth-quarter.

  INVENTORIES

Iron ore inventories closed 2008 at around 11 million tonnes, 3 million tonnes less than the inventories on September 30, 2008.

NAMISA

On December 30, 2008, the Company concluded the alienation of 40% of NAMISA to Big Jump Energy Participações, comprising ITOCHU, JFE Steel, Nippon Steel, Sumitomo Metal Industries, Kobe Steel, Nisshin Steel and POSCO, for US$ 3.08 billion.

The difference between the transaction value of US$3.12 billion announced in the notice to the market released on October 21, 2008, and the amount actually paid by Big Jump was due to contractually foreseen adjustments to NAMISA’s balance sheet.

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CSN retains 60% of NAMISA’s total and voting capital and its results were consolidated proportionally to this percentage as of December/08.

Net Revenue

Net revenue totaled R$14.0 billion in 2008, 22% up on 2007 and a new Company record, fueled by successive steel product price hikes along the year, the sales mix concentration in the domestic market and the larger share of the mining segment.

Net revenue reached R$3.4 billion in the 4Q08, 12% up year-on-year and 16% down on the 3Q08, due to reduced demand for steel products in the last quarter.

Selling, General and Administrative Expenses

Selling expenses totaled R$769 million in 2008, R$178 million more than in 2007, chiefly due the increased drive to sell steel products on the domestic market and higher provisions for doubtful accounts.

In the 4Q08, these expenses totaled R$247 million, R$56 million up on the previous quarter for the same reasons.

General and Administrative (G&A) expenses came to R$460 million in 2008, R$76 million higher than in 2007 due to higher labor and outsourced service costs.

In the 4Q08, these expenses moved up 13% quarter-over-quarter to R$127 million also due to above mentioned reasons.

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Other Revenues / Expenses

Pursuant the Provisory Measure 449/08, other operating and non-operating revenues/expenses are now classified under “Other Revenues and Expenses”.

In 2008, CSN recorded a positive result of R$3.85 billion in the “Other Revenues and Expenses” line, versus a negative R$7.7 million in 2007. The R$3.86 billion improvement was chiefly due to the non-recurring gain of R$4.04 billion in the 4Q08 from the percentage variation in equity income resulting from the alienation of 40% of NAMISA.

In the 4Q08, the Company presented other revenues and expenses of R$4.02 billion, also from the gain in the percentage variation in equity income resulting from the NAMISA alienation.

EBITDA

Annual EBITDA totaled R$6.6 billion, 35% up on 2007 and a new Company record, primarily due to the increases in the price of steel products along the year and the greater share of the mining segment.

Fourth-quarter EBITDA amounted to R$1.5 billion, 20% up year-on-year and 27% down on the 3Q08, reflecting shrinking demand in the last two months of the year.

The annual EBITDA margin came to a substantial 47%, 5 p.p. more than the year before, while the 4Q08 margin stood at 45%, 3 p.p. up on the 4Q07 and 7 p.p. down on the 3Q08.

Financial Result and Net Debt

The 4Q08 net financial result was negative by R$1.39 billion, chiefly due to the following factors:

  Provisions for interest on loans and financing totaling R$234 million;
  Monetary restatement of tax provisions according to SELIC rate, amounting to R$115 million;
  Loss of R$653 million resulting from the Total Return Equity Swap, based on CSN’s ADR price, whose purpose is to exchange the return on assets (swap) against the price variation of the Company’s ADRs. The transaction was originally executed in 2003 and successively renewed on its respective maturities, the last of such renewal having taken place in September 2008. It is important to highlight that the Company does not have any leveraged hedge transactions related to the exchange rate;
12

  Other financial expenses amounting to R$47 million, basically constituted of IOF (tax on financial operations) ,commissions and banking guarantees.

The 2008 net financial result of CSN was negative by R$2.78 billion, basically due to:

  Provisions for interest on loans and financing totaling R$735 million;
  Monetary restatement of tax provisions according to SELIC rate, amounting to R$450 million;
  Loss of R$1.3 billion resulting from the Total Return Equity Swap, based on CSN’s ADR price, whose purpose is to exchange the return on assets (swap) against the price variation of the Company’s ADRs. It is important to mention that gains resulting from this transaction from its implementation, inthe early 2003, to December 31, 2008 totaled R$144 million, despite the losses in the second half of 2008;
  Other financial expenses amounting to R$102 million, basically constituted of IOF (tax on financial operations), commissions and banking guarantees.

Consolidated net debt moved up from R$4.8 billion on 12/31/2007 to R$5.3 billion on 12/31/2008, essentially due to the following factors:

  EBITDA of R$6.6 billion in 2008;
  Payment of dividends and interest on equity paid in 2008, totaling R$2.3 billion;
  Investments of R$2.9 billion in various expansion projects;
  ƒ Effect of R$2.78 billion related to the cost of debt, allocated to results;
  Payment of taxes amounting to R$1.0 billion;
  Change in the booking criterion of the equity swap reduced cash and cash equivalents, which were reclassified as escrow account, by R$1.5 billion, increasing net debt;
  Net effect of R$3.9 billion which corresponds to the anticipation of R$7.3 billion due to the future supply of iron ore from Casa de Pedra and logistics access, partially offset by the proportional consolidation of CSN’s interest in NAMISA in the amount of R$3.4 billion;
  Disbursment of R$0.3 billion related to the share buyback program;

Excluding the effects of the equity swap reclassification and the proportional recognition of NAMISA’s anticipation as operating liability, CSN’s consolidated net debt would have come to R$0.4 billion, which represents an adjusted net debt/EBTIDA ratio of 0.06.

The net debt/EBITDA ratio, based on EBITDA of R$6.6 billion in the last 12 months, came to 0.80 at year-end, an improvement over the 0.99 recorded at the close of 2007.

CSN’s consolidated net banking debt was R$1.6 billion on December 31, 2008, bringing to an adjusted Net debt/EBITDA ratio of 0.24.

13

Income Taxes

Total income tax and social contribution totaled R$370 million in the 4Q08 due to period taxable income posted in the period.

In 2008, these taxes amounted to R$955 million.

Net Income

CSN posted 2008 net income of R$5.8 billion, R$2.9 billion up on 2007 and a new Company record, primarily due to:

  The R$2.3 billion increase in gross profit over 2007;
  Gain of R$4.0 billion from the NAMISA transaction.

On the other hand, the following factors had a negative impact on 2008 net income:

  The R$3.1 billion decline in the net financial result over 2007;
  The R$0.2 billion upturn in Sales, General and Administrative expenses.

In the 4Q08, net income totaled R$3.9 billion, almost eight times higher than the R$0.5 billion recorded in the 4Q07.

Working Capital

Working capital closed December at R$2.2 billion, 72% up on the end-of-2007 figure. The main impact came from increased “Inventories” (R$982 million), reflecting the replacement of inputs at higher costs, and the higher amount of “Accounts Receivable” (R$342 million). On the other hand, liabilities were higher (R$295 million) as a result of an increase in the “Suppliers” line (R$592 million), partially offset by lower “Taxes Payable” (R$359 million).

The average supplier payment period increased from 73 days at the close of 2007 to 100 days at the end of 2008, while the average receivables period was 22 days, 3 days up on the previous year. The inventory turnover period averaged 187 days, 56 days up on the 4Q07, due to lower demand for steel products in the last two months of the year and the planned build-up of semi-finished product inventories, in light of the programmed maintenance stoppage of Blast Furnace 2, scheduled for 2009.

R$ MILLION
				Chg.	Chg.
WORKING CAPITAL	Dec/07	Sep/08	Dec/08	4Q08	2008

Assets	3,710	4,360	4,941	(581)	(1,231)

Cash	225	226	232	(6)	(7)
Accounts Receivable	744	1,104	1,086	18	(342)
- Domestic Market	813	1,085	1,333	(248)	(520)
- Export Market	47	171	(1)	172	48
- Allowance for Debtful	(116)	(152)	(246)	94	130
Inventory	2,420	2,691	3,402	(711)	(982)
Advances to Suppliers	321	339	221	118	100

Liabilities	2,401	2,668	2,696	(28)	(295)

Suppliers	1,347	1,680	1,939	(259)	(592)
Salaries and Social Contributi	110	158	118	40	(8)
Taxes Payable	944	770	585	185	359
Advances from Clients		60	54	6	(54)

Working Capital	1,309	1,692	2,245	(553)	(936)

TURN OVER RATIO				Chg.	Chg.
Average Periods	Dec/07	Sep/08	Dec/08	4Q08	2008
Receivables	19	22	22	(0)	(3)
Supplier Payment	73	81	100	(19)	(27)
Inventory Turnover	131	131	187	(56)	(56)

14

Capital Market

Share Performance

The international financial crisis adversely affected stock exchanges over the world, reducing investor confidence, and the São Paulo Stock Exchange (BOVESPA) and the New York Exchange (NYSE) closed 2008 with respective losses of 41% and 34%.

Jeopardized by the slide in international commodity prices, CSN’s shares fell by 43% on the BOVESPA and 56% on the NYSE in 2008.

In the 4Q08, CSN’s shares fell by 29% on the BOVESPA and 40% on the NYSE, versus respective declines of 24% and 19% for the IBOVESPA and Dow Jones Indexes.

Average daily traded volume in 2008 reached R$ 147 million on the BOVESPA, 59% up on the R$92 million recorded in 2007, and US$135 million on the NYSE, a 110% improvement over the previous year’s US$64 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	4Q07*	2007*	4Q08	2008
N# of shares	804,203,838	804,203,838	793,403,838	793,403,838

Market Capitalization
Closing price (R$/share)	51.09	51.09	29.00	29.00
Closing price (US$/share)	29.07	29.07	12.81	12.81
Market Capitalization (R$ million)	39,313	39,313	22,001	22,001
Market Capitalization (US$ million)	22,367	22,367	9,719	9,719

Variation
CSNA3 (%)	25%	157%	-29%	-43%
SID (%)	27%	216%	-40%	-56%
Ibovespa	6%	44%	-24%	-41%
Dow Jones	-4%	6%	-19%	-34%

Volume
Average daily (n# of shares)	2,789,715	2,664,989	3,443,334	2,880,530
Average daily (R$ Thousand)	129,306	92,319	95,045	147,051
Average daily (n# of ADR´s)	3,401,699	3,490,147	5,194,822	4,609,602
Average daily (US$ Thousand)	88,692	63,862	64,054	135,562

Source: Economática. * Price and number of shares of 4Q07 and 2007 were adjusted in order to reflect the effect of the split.

15

Shareholder Payments

CSN’s Board of Directors in the meeting held on 03/26/2009 approved the allocation of the 2008 net income. The proposal, to be submitted to the approval of the Annual Shareholders’ Meeting, includes the following payments to the Company’s shareholders:

  Payment of R$160 million, as advance of the 2008 minimum mandatory dividend, to the account of income computed in the balance sheet as of June 30, 2008, approved in the Company’s Board of Directors’ meeting held on August 12, 2008;
  Payment of R$1.5 billion, as advance of the 2008 minimum mandatory dividend, to the account of income computed in the balance sheet as of June 30, 2008, approved in the Company’s Board of Directors’ meeting held on March 24, 2009;
  Interest on Equity in the amount of R$268 million, declared in 2008.

As a result, total payment to shareholders for fiscal year 2008 amounts to R$1,928 million.

16

Webcast – 4Q08 and 2008 Earnings Presentation

CSN is pleased to invite you to attend its 4Q08 and 2008 Earnings Conference Call and Webcast, as follows:

Conference Call in English Monday, March 30, 2009 4:00 p.m. US EDT / 5:00 p.m. (Brasília) Connecting Number: +1 (973) 935-8893 Conference ID: 90932469 Webcast: www.csn.com.br/ir	Conference Call in Portuguese Monday, March 30, 2009 1:00 p.m. US EDT / 2:00 p.m. (Brasília) Connecting Number: +55 (11) 2188-0188 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$14.0 billion in 2008, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

17

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousand of R$

	4Q07	3Q08	4Q08	2007	2008
Gross Revenue	3,868,520	5,078,946	4,222,004	14,423,165	17,868,014
Gross Revenue deductions	(855,586)	(1,050,044)	(832,973)	(2,982,183)	(3,865,143)
Net Revenues	3,012,934	4,028,902	3,389,031	11,440,982	14,002,871
Domestic Market	2,307,712	3,138,971	2,565,511	8,228,511	10,811,282
Export Market	705,222	889,931	823,520	3,212,471	3,191,589
Cost of Good Sold (COGS)	(1,820,828)	(1,911,356)	(1,409,237)	(6,674,224)	(6,976,382)
COGS, excluding depreciation	(1,512,142)	(1,635,939)	(1,497,079)	(5,595,593)	(6,180,472)
Depreciation allocated to COGS	(308,686)	(275,417)	87,842	(1,078,631)	(795,910)
Gross Profit	1,192,106	2,117,546	1,979,794	4,766,758	7,026,489
Gross Margin (%)	39.6%	52.6%	58.4%	41.7%	50.2%
Selling Expenses	(128,378)	(191,132)	(246,843)	(590,937)	(768,947)
General and andminstrative expenses	(106,349)	(112,076)	(127,082)	(384,168)	(460,443)
Depreciation allocated to SG&A	(13,585)	(12,384)	(5,744)	(53,645)	(44,393)
Other operation income (expense), net	(93,778)	(49,178)	4,024,597	(7,675)	3,854,185
Operating income before financial equity interests	850,016	1,752,776	5,624,722	3,730,333	9,606,891
Net Financial Result	(184,999)	(1,715,000)	(1,394,903)	316,237	(2,780,731)
Financial Expenses	(654,951)	(317,569)	(2,096,510)	(1,392,697)	(2,986,584)
Financial Income	298,139	(487,332)	1,891,518	884,666	1,894,697
Net monetary and forgain exchange variations	171,813	(910,099)	(1,189,911)	824,268	(1,688,844)
Equity interest in subsidiary	(27,104)	(57,844)	76,412	(109,684)	(97,212)
Income Before Income and Social Contribution Taxes	637,913	(20,068)	4,306,231	3,936,886	6,728,948
Receitas (Despesas) não Operacionais Líquidas			-		-
(Provision)/Credit for Income Tax	(335,368)	(86,495)	(445,716)	(953,161)	(1,023,327)
(Provision)/Credit for Social Contribution	(126,329)	(19,487)	(149,454)	(356,059)	(332,443)
Deferred Income Tax	245,105	118,507	166,914	197,361	290,318
Deferred Social Contribution	86,778	47,173	58,285	97,323	110,653

Net Income (Loss)	508,098	39,630	3,936,261	2,922,350	5,774,149

EBITDA	1,266,065	2,089,755	1,518,027	4,870,284	6,593,009
EBITDA Margin (%)	42.0%	51.9%	44.8%	42.6%	47.1%

18

INCOME STATEMENT

PARENT COMPANY - Corporate Law - In Thousand of R$

	4Q07	3Q08	4Q08	2007	2008
Gross Revenues	2,979,492	3,911,148	3,345,911	11,150,493	13,861,536
Gross Revenues deductions	(709,231)	(940,179)	(723,208)	(2,470,547)	(3,356,982)
Net Revenues	2,270,261	2,970,969	2,622,703	8,679,946	10,504,554
Domestic Market	1,931,520	2,770,986	2,362,155	7,058,449	9,544,344
Export Market	338,742	199,983	260,548	1,621,497	960,210
Cost of Good Sold (COGS)	(1,339,886)	(1,473,990)	(1,184,897)	(4,911,166)	(5,387,338)
COGS, excluding depreciation	(1,077,357)	(1,243,347)	(1,310,051)	(3,996,878)	(4,754,825)
Depreciation allocated to COGS	(262,529)	(230,642)	125,154	(914,288)	(632,513)
Gross Profit	930,375	1,496,979	1,437,806	3,768,780	5,117,216
Gross Margin (%)	41.0%	50.4%	54.8%	43.4%	48.7%
Selling Expenses	(78,297)	(109,525)	(182,827)	(300,970)	(512,439)
General and andminstrative expenses	(77,833)	(77,969)	(86,088)	(267,600)	(314,499)
Depreciation allocated to SG&A	(6,121)	(5,326)	(2,914)	(24,628)	(20,157)
Other operation income (expense), net	(53,096)	5,101	4,151,014	(201,239)	4,005,701
Operating income before financial equity interests	715,028	1,309,260	5,316,991	2,974,343	8,275,822
Net Financial Result	(463,562)	(1,298,860)	(2,101,769)	(353,192)	(3,425,371)
Financial Expenses	(622,371)	(298,055)	(925,998)	(1,194,902)	(1,677,238)
Financial Income	(49,606)	499,737	1,123,212	(356,928)	1,418,891
Net monetary and forgain exchange variations	208,415	(1,500,542)	(2,298,983)	1,198,638	(3,167,024)
Equity interest in subsidiary	282,552	(27,786)	(600,412)	1,108,675	114,467
Income Before Income and Social Contribution Taxes	534,018	(17,386)	2,614,810	3,729,826	4,964,918
Receitas (Despesas) não Operacionais Líquidas					-
(Provision)/Credit for Income Tax	(297,415)	(38,594)	24,051	(767,009)	(417,120)
(Provision)/Credit for Social Contribution	(109,417)	(13,033)	9,009	(305,523)	(154,955)
Deferred Income Tax	252,545	59,112	144,167	162,647	207,115
Deferred Social Contribution	90,640	24,502	46,846	85,304	75,568

Net Income (Loss)	470,372	14,603	2,838,884	2,905,245	4,675,526

EBITDA	1,036,774	1,540,128	1,043,737	4,114,498	4,922,791
EBITDA Margin (%)	45.7%	51.8%	39.8%	47.4%	46.9%

19

BALANCE SHEET

Corporate Law - thousands of R$

	Consolidated		Parent Company
	2008	2007	2008	2007
Current Assets	18,328,700	8,389,353	13,995,576	4,783,329
Cash and Cash Equivalents	232,065	225,344	94,377	26,223
Marketable securities	8,992,048	2,142,009	7,297,302	718,892
Trade Accounts Receivable	1,086,557	744,401	1,563,245	997,443
Inventory	3,622,775	2,740,526	2,664,862	2,064,055
Insurance claims		186,247		186,247
Deffered Income Tax and Social Contribution	739,227	512,076	610,027	407,205
Equity swap financial instruments		1,472,134
Financial Instruments guarantee margin	2,473,976
Subsidiaries’ loans	467,400		1,170,999
Other	714,652	366,616	594,764	383,264
Non-Current Assets	13,168,739	18,656,101	24,024,392	21,825,272
Long-Term Assets	2,514,172	2,177,707	4,722,985	2,472,203
Investments	1,512	956,281	12,343,479	6,573,043
PP&E	10,083,777	15,295,642	6,887,348	12,618,843
Intangible	526,796		36,049
Deferred	42,482	226,471	34,531	161,183

TOTAL ASSETS	31,497,439	27,045,454	38,019,968	26,608,601

Current Liabilities	9,633,228	6,837,363	7,433,379	6,523,450
Loans and Financing	2,997,448	1,821,201	3,170,420	1,736,506
Suppliers	1,939,205	1,346,789	1,669,447	1,046,600
Taxes and Contributions	702,589	1,054,376	359,836	764,223
Dividends Payable	1,790,642	2,115,881	1,769,348	2,115,881
Other	2,203,344	499,116	464,328	860,240
Non-Current Liabilities	15,201,622	12,665,830	23,838,127	12,457,541
Long-term Liabilities	15,192,878	12,660,694	23,838,127	12,457,541
Loans and Financing	11,551,733	6,930,891	19,755,663	6,944,740
Provisions for contingencies, net judicial deposits	2,521,551	2,461,472	2,442,131	2,377,289
Deferred Income and Social Contributions Taxes		2,068,614		1,946,806
Other	1,119,594	1,199,717	1,640,333	1,188,706
Future Period Results	8,744	5,136
Shareholders' Equity	6,662,589	7,542,261	6,748,462	7,627,610
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve		4,585,553		4,585,553
Earnings Reserve	4,401,906	2,019,161	4,487,798	2,104,510
Treasury Stock	(719,042)	(743,430)	(719,042)	(743,430)
Equity Adjustments	1,298,748		1,298,729
Retained Earnings

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	31,497,439	27,045,454	38,019,968	26,608,601

20

CASH FLOW STATEMENT

CONSOLIDATED - Corporate Law - thounsands of R$

	4Q07	3Q08	4Q08	2007	2008
Cash Flow from Operating Activities	1,234,215	1,175,362	1,972,775	4,022,792	4,845,283
Net Income for the period	508,098	39,632	3,936,260	2,922,350	5,774,149
Net exchange and monetary variations	(201,720)	1,246,056	2,832,349	(1,109,591)	3,501,395
Provision for financial expenses	165,139	183,473	234,636	732,558	734,975
Depreciation, exhaustion and amortization	322,271	287,802	(82,099)	1,132,276	840,303
Fixed Assets Write-off	22,603	19,456	31,660	696,509	59,183
Equity results	27,102	57,867	(85,782)	109,684	87,842
Gains and losses in percentage variation			(4,036,544)		(4,036,544)
Deferred income taxes and social contributions	(331,885)	(165,679)	(225,200)	(294,685)	(400,971)
Provisions	(163,475)	488,908	(1,010,841)	(913,410)	(949,429)
Working Capital	886,082	(982,153)	378,336	562,474	(765,620)
Accounts Receivable	166,654	(195,433)	(40,631)	584,096	(434,943)
Inventory	97,435	(355,148)	(877,421)	(3,446)	(1,138,139)
Suppliers	179,390	425,893	7,313	(221,541)	322,676
Taxes	1,231,724	(667,187)	787,737	1,178,191	460,596
Interest Expenses	(193,114)	(199,323)	(274,159)	(782,992)	(1,123,037)
Others	(596,007)	9,045	775,497	(191,834)	1,147,227
Cash Flow from Investment Activities	(863,072)	1,127,747	(3,496,658)	(3,504,580)	(3,449,854)
Swap Received	(401)	1,817,500	(1,817,500)
Equity Swap Net Effects			(656,476)		(656,476)
Investments	(862,671)	(23)	(40,914)	(793,167)	(40,937)
Fixed Assets/Deferred/Judicial Deposits	(174,863)	(689,730)	(981,768)	(2,711,413)	(2,752,441)
Cash Flow from Financing Activities	299,490	54,365	6,710,531	(283,581)	5,461,331
Issuances	(474,296)	826,780	3,880,401	3,237,706	5,831,674
Inflow from shares issue			4,036,544		4,036,544
Amortizations	(56)	(773,387)	(728,903)	(2,768,575)	(1,814,824)
Dividends/Equity Interest		972	(160,013)	(686,003)	(2,274,565)
Shares in treasury			(317,498)	(66,709)	(317,498)

Free Cash Flow	196,280	2,357,474	5,186,648	234,631	6,856,760

21

NET FINANCIAL RESULT

Consolidated - Corporate Law - thousands of R$

	4Q07	3Q08	4Q08	2007	2008
Financial Expenses	(654,950)	(888,737)	(395,948)	(1,392,697)	(1,353,847)
Loans and financing	(165,169)	(183,099)	(233,945)	(732,558)	(734,614)
Local currency	(46,838)	(52,494)	(60,179)	(204,603)	(206,723)
Foreign currency	(118,331)	(130,605)	(173,766)	(527,955)	(527,891)
Taxes	(456,077)	(111,702)	(114,515)	(533,378)	(450,276)
Losses in derivative operations		(571,168)			(67,391)
Other financial expenses	(33,704)	(22,768)	(47,488)	(126,761)	(101,566)

Financial Income	298,139	83,837	190,956	884,666	261,960
Income from cash investments	47,393	37,200	(15,763)	198,134	71,782
Gains in derivative operations	212,965		151,725	551,745
Other income	37,781	46,637	54,994	134,787	190,178

Exchange and monetary variations	171,813	(910,099)	(1,189,912)	824,268	(1,688,844)
Net monetary change	(19,112)	(27,846)	(44,792)	(39,703)	(107,067)
Net exchange change	220,550	(709,493)	(866,534)	1,021,120	(1,114,309)
Exchange variation in derivatives	(29,625)	(172,760)	(278,586)	(157,149)	(467,468)
Net Financial Result	(184,998)	(1,714,999)	(1,394,904)	316,237	(2,780,731)

NET FINANCIAL RESULT

Parent Company - Corporate Law - thousands of R$

	4Q07	3Q08	4Q08	2007	2008
Financial Expenses	(739,685)	(327,685)	(636,831)	(1,454,364)	(1,462,817)
Loans and financing	(55,279)	(71,985)	(105,108)	(209,150)	(269,757)
Local currency	(40,603)	(45,808)	(52,949)	(174,453)	(179,967)
Foreing currency	(14,676)	(26,177)	(52,159)	(34,697)	(89,790)
Transaction with subsidiaries	(91,558)	(104,996)	(382,756)	(377,867)	(669,873)
Taxes	(451,841)	(102,595)	(102,836)	(520,712)	(360,434)
Losses in derivative operations	(117,314)	(29,630)		(259,462)	(74,746)
Other financial expenses	(23,693)	(18,479)	(46,131)	(87,173)	(88,007)

Financial Income	67,707	529,366	834,062	(97,466)	1,204,470
Transaction with subsidiaries	29,191	482,917	691,369	(224,007)	894,240
Income from cash investments	1,286	1,397	(87,815)	10,232	(83,959)
Gains in derivative operations			(32,666)
Other income	37,230	45,052	263,174	116,309	394,189

Exchange and monetary variations	208,415	(1,500,542)	(2,298,983)	1,198,638	(3,167,024)
Net monetary change	(13,783)	(5,860)	(14,666)	(31,628)	(56,679)
Net exchange change	222,198	(1,494,682)	(2,284,317)	1,230,266	(3,110,345)
Net Financial Result	(463,563)	(1,298,861)	(2,101,752)	(353,192)	(3,425,371)

22

SALES VOLUME

Consolidated – Thousand t

	4Q07	3Q08	4Q08	2007	2008
DOMESTIC MARKET	1,018	1,111	829	3,614	4,158
Slabs	26	19	12	84	78
Hot Rolled	440	477	331	1,535	1,746
Cold Rolled	141	172	149	557	685
Galvanized	258	303	221	873	1,088
Tin Plate	152	140	117	565	561
EXPORT MARKET	394	154	77	1,764	733
Slabs	81			310	32
Hot Rolled	20	11		93	34
Cold Rolled	34			182	32
Galvanized	153	110	45	809	464
Tin Plate	106	33	32	370	172
TOTAL MARKET	1,412	1,265	906	5,378	4,891
Slabs	107	19	12	394	110
Hot Rolled	460	488	331	1,627	1,780
Cold Rolled	176	172	149	740	717
Galvanized	410	413	266	1,681	1,552
Tin Plate	258	173	150	935	733

SALES VOLUME

Parent Company - Thousand t

	4Q07	3Q08	4Q08	2007	2008
DOMESTIC MARKET	1,003	1,123	829	3,653	4,200
Slabs	26	19	12	84	78
Hot Rolled	436	475	326	1,526	1,735
Cold Rolled	195	256	210	700	969
Galvanized	211	232	169	776	846
Tin Plate	135	141	112	567	572
EXPORT MARKET	262	54	72	1,199	384
Slabs	81			235	32
Hot Rolled	43	12	38	232	140
Cold Rolled	10			106	3
Galvanized	35	9	2	310	41
Tin Plate	93	33	32	317	167
TOTAL MARKET	1,265	1,177	901	4,852	4,584
Slabs	107	19	12	319	110
Hot Rolled	479	488	364	1,758	1,875
Cold Rolled	205	256	210	806	973
Galvanized	246	240	171	1,085	887
Tin Plate	227	174	144	884	739

23

NET REVENUE PER UNIT

Consolidated - In R$/t

	4Q07	3Q08	4Q08	2007	2008
DOMESTIC MARKET	1,872	2,448	2,551	1,893	2,205
EXPORT MARKET	1,406	2,253	2,663	1,533	1,908
TOTAL MARKET	1,742	2,421	2,561	1,775	2,160
Slabs	857	1,371	1,273	912	1,132
Hot Rolled	1,458	2,068	2,177	1,458	1,821
Cold Rolled	1,632	2,298	2,317	1,621	2,001
Galvanized	2,119	2,715	2,866	2,074	2,456
Tin Plate	2,092	2,954	3,210	2,274	2,668

NET REVENUE PER UNIT

Parent Company - In R$/t

	4Q07	3Q08	4Q08	2007	2008
DOMESTIC MARKET	1,743	2,294	2,395	1,778	2,076
EXPORT MARKET	1,195	1,885	1,957	1,290	1,589
TOTAL MARKET	1,630	2,275	2,360	1,657	2,035
Slabs	842	1,371	1,275	858	1,133
Hot Rolled	1,414	2,044	2,121	1,389	1,785
Cold Rolled	1,558	2,000	2,113	1,540	1,851
Galvanized	2,303	2,857	2,972	2,150	2,635
Tin Plate	1,788	2,629	2,686	1,981	2,324

DOLAR EXCHANGE RATE
in R$ / US$

	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
End of Period	2.138	2.050	1.926	1.839	1.771	1.749	1.592	1.914	2.337
Change %	-1.66%	-4.12%	-6.05%	-4.52%	-3.69%	-1.24%	-8.98%	20.25%	22.08%

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.